UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

Brekford Traffic Safety, Inc. (Name of Issuer)

Common Stock, $.0001 Par Value (Title of Class of Securities)

106787 10 4
(CUSIP Number)

Thomas A Rose, Esq.
 Sichenzia Ross Ference Kesner LLP
1185 Avenue of the Americas
New York, New York 11036
(212) 930-9700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 106787 10 4		Schedule 13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Scott Rutherford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) oo
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 2 amends and supplements the Schedule 13D filed by Mr. Rutherford with the Securities and Exchange Commission on December 8, 2009 (the “13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Brekford Traffic Safety, Inc. (the “Issuer”). This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7020 Dorsey Road, Suite C, Hanover, Maryland 21076.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Scott Rutherford. Mr. Rutherford’s address is 7020 Dorsey Road, Suite C, Hanover, Maryland 21076. Mr. Rutherford’s present principal occupation or employment is Chief Technology Officer of the Issuer.

(d) - (e) During the last five years, Mr. Rutherford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Rutherford is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not Applicable.

Item 4. PURPOSE OF TRANSACTION.

On August 28, 2017, the merger transactions (the “Mergers”) contemplated by that certain Second Amended Agreement and Plan of Merger dated as of July 12, 2017, by and among Novume Solutions, Inc. (“Novume”), KeyStone Solutions, Inc. (“KSI”), the Issuer, Brekford Merger Sub, Inc. (“Brekford Merger Sub”), and KeyStone Merger Sub, LLC (“KeyStone”), were consummated. As a result, the Issuer became a wholly-owned subsidiary of Novume, and Brekford Merger Sub ceased to exist. KeyStone also became a wholly-owned subsidiary of Novume, and KSI ceased to exist.

In connection with the closing of the Mergers, each share of the Issuer’s common stock owned by the Reporting Person ceased to exist and the Reporting Person received one share of the common stock of Novume for each 15 shares share of the Company's common stock owned by the Reporting Person and a cash payment for any fractional shares. As a result of the Merger the Reporting Person no longer owns shares of the Issuer’s common stock.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Rutherford beneficially owns no shares of the Issuer’s common stock.
(b) Not Applicable.
(c) Except as set forth in this Schedule 13D, Mr. Rutherford has not effected any transaction in the shares of the Company’s common stock during the past sixty (60) days.
(d) Not Applicable.
(e) Mr. Rutherford ceased to be the beneficial owner of more than five percent of the Company’s common stock on August 28, 2017.

Item 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Rutherford and other directors of the Issuer each entered into an agreement with the Issuer in connection with the signing of the Merger Agreement pursuant to which they agreed to vote all of their voting securities in the Issuer (a) in favor of the Merger Agreement and Mergers and (b) against any action that is intended to, or that could reasonably be expected to, impede, delay or materially adversely affect the transactions contemplated by the Merger Agreement. The forgoing agreement terminated upon the consummation of the Mergers on August 28, 2017.

Item 7.
MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
Description

10.1
Second Amended and Restated Agreement and Plan of Merger, dated July 12, 2017 (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Brekford Traffic Safety, Inc. as filed with the Securities and Exchange Commission on July 14, 2017).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2017	By:	/s/ Scott Rutherford
	Name:	Scott Rutherford

EXHIBIT INDEX

Exhibit No.
Description

10.1
Second Amended and Restated Agreement and Plan of Merger, dated July 12, 2017 (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Brekford Traffic Safety, Inc. as filed with the Securities and Exchange Commission on July 14, 2017).